

May 7, 2012

<u>Via E-mail</u>
Karen M. Camiolo
Principal Accounting Officer
National Fuel Gas Company
Williamsville, NY 14221

>   **Re: National Fuel Gas Company**
>   **Form 10-K for Fiscal Year Ended September 30, 2011**
>   **Filed November 23, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed January 20, 2012**
>   **Response dated April 19, 2012**
>   **File No. 1-3880**

Dear Ms. Camiolo:

We have reviewed your response letter dated April 19, 2012 to our comment letter dated April 5, 2012 and have the following comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation, page 21</u>

<u>Annual Cash Incentive, page 26</u>

1. We note your response to prior comment 3 of our letter dated April 5, 2012. As Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations indicates, if the bonus is reported in the Non-equity Incentive Plan Compensation column, the outcome with respect to the relevant performance target must be substantially uncertain at the time the performance target is established and communicated to the executive. Your disclosure states that "Mr. Smith recommended an additional discretionary amount [for Mr. Bauer] based on his performance in overseeing preparation and control of the financial statements, communications with investors and his role as Treasurer and

Principal Financial Officer of the Company." It does not appear that either your response to our comment or your disclosure indicates whether these subjective targets were pre-established and communicated to the executive and substantially uncertain at the time they were established. Please tell us whether the additional discretionary amount awarded to Mr. Bauer meets these requirements and, if so, explain how. Please also confirm that you will provide such disclosure in future filings. Alternatively, if these requirements were not met, please report such award and similar awards in the bonus column in future filings.

You may contact me at (202) 551-3264 if you have questions regarding this comment.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Paula M. Ciprich
General Counsel